Exhibit 99.1

ESSA Pharma Announces Overnight Marketed Equity Offering

HOUSTON and VANCOUVER, Dec. 12, 2017 /CNW/ - ESSA Pharma Inc. (TSXV: EPI; NASDAQ: EPIX) ("ESSA" or the "Company"), a pre-clinical stage pharmaceutical company focused on the development of novel small molecule drugs for the treatment of prostate cancer, is pleased to announce that today it has undertaken an overnight marketed public offering (the "Offering") of equity securities of the Company (the "Securities").

The Offering will be conducted in each of the provinces of British Columbia, Alberta and Ontario by way of a prospectus supplement to ESSA's base shelf prospectus dated December 22, 2015 and elsewhere on a private placement basis. The Securities may also be offered for sale in the United States through United States registered broker-dealers. The number and type of Securities to be distributed under the Offering and the price of each Security will be determined in the context of the market.

The Company expects to close the Offering during the week of December 18, 2017 or such other time as the Company and the Canadian agent may determine, subject to satisfaction of customary closing conditions, including, but not limited to, the receipt of all necessary stock exchange approvals, such as the conditional approval of the TSX Venture Exchange (the "TSXV") and the NASDAQ Capital Market. The Company intends to use the net proceeds of the Offering primarily to continue the ongoing preclinical development of the Company's next-generation Aniten compounds. The net proceeds will also be used for the interest and principal payments on the Company's outstanding debt and for working capital and general corporate purposes.

The Securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons," as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account of benefit of, persons in the United States or U.S. Persons.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the timing of the closing of the Offering, the satisfaction and timing of the receipt of required stock exchange approvals and other conditions to closing of the Offering, the jurisdictions in which the Securities will be offered and the intended use of the net proceeds of the Offering.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR and EDGAR profiles. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 17:22e 12-DEC-17